Exhibit 17.1

Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by Rio Tinto Finance (USA) Limited, a wholly owned subsidiary of Rio Tinto Limited, is unconditionally and fully guaranteed, jointly and severally, by Rio Tinto plc and Rio Tinto Limited:

$750M	7.125% Guaranteed Notes due 2033;
$350M	5.200% Guaranteed Notes due 2042;
$300M	5.200% Guaranteed Notes due 2042;
$500M	5.200% Guaranteed Notes due 2053;
$1,250B	2.750% Guaranteed Notes due 2053.

Each of the following securities issued by Rio Tinto Finance (USA) plc, a wholly owned subsidiary of Rio Tinto plc, is unconditionally and fully guaranteed, jointly and severally, by Rio Tinto plc and Rio Tinto Limited:

$650M	5.000% Guaranteed Notes due 2033;
$750M	4.125% Guaranteed Notes due 2042;
$500M	4.750% Guaranteed Notes due 2042;
$1,100B	5.125% Guaranteed Notes due 2053.